                                                    ----------------------------
                                                              OMB APPROVAL
                                                    ----------------------------
                                                     OMB Number:      3235-0145
                                                     Expires:  December 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90
                                                    ----------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)


                            PAGE AMERICA GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                          COMMON STOCK $.10 PAR VALUE
                       ---------------------------------
                         (Title of Class of Securities)

                                   695465302
                                 --------------
                                 (CUSIP Number)

                             Thomas W. White, Esq.
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                             Washington, D.C. 20037
                           --------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                January 30, 1997
                              --------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)

                               Page 1 of 9 Pages





                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP NO.   695465302                                          PAGE 2 OF 9 PAGES
            ---------

-----------------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Metrocall, Inc.
          IRS Identification No. 54-1215634

-----------------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [  ]
                                                                                                                 (b) [  ]

-----------------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

          OO
-----------------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]


-----------------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   -0-
     BENEFICIALLY       -----------------------------------------------------------------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
         EACH
      REPORTING                  10,503,703
        PERSON          -----------------------------------------------------------------------------------------------------------
         WITH             9     SOLE DISPOSITIVE POWER

                                 -0-
                        -----------------------------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                 -0-
-----------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,503,703

-----------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                         [ ]


-----------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          51%

-----------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                       PAGE 3 OF 9 PAGES


         This Amendment No. 1 to Schedule 13D is filed by and on behalf of Metrocall, Inc. ("Metrocall"). It amends Metrocall's Schedule 13D filed on May 2, 1996 with respect to the securities that are the subject of this filing. Capitalized terms not otherwise defined shall have the meaning given such terms in the Schedule 13D. Only those items amended are reported herein.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name, business address, principal occupation and citizenship of each of the current directors and executive officers of Metrocall (the "Directors and Executive Officers"), are set forth in Exhibit 1 hereto and are hereby incorporated by reference.

         During the last five years, neither Metrocall nor any of the persons identified in Exhibit 1 have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decreee or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION.

         On January 30, 1997, Metrocall, the Issuer, and certain of the Issuer's wholly-owned subsidiaries, entered into an Amended and Restated Asset Purchase Agreement (the "Amended Agreement"). Pursuant to the Amended Agreement, the consideration to be paid by Metrocall to acquire substantially all of the Issuer's assets was revised to consist of $25 million in cash, Metrocall junior convertible preferred stock having a value upon liquidation or redemption of $15 million, 830,333 shares of Metrocall common stock, and additional shares of common stock or common stock equivalents valued at $15 million, subject to certain adjustments. The Amended Agreement also extended the outside termination date of the agreement from February 1, 1997 to July 1, 1997.

SCHEDULE 13D (CONTINUED)                                       PAGE 4 OF 9 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Pursuant to the Shareholders Agreement, Metrocall acquired limited shared voting rights over (i) 621,376 shares of Common Stock, and (ii) 198,296 shares of Preferred Stock, which are convertible into approximately 4,406,577 shares of Common Stock. In addition, pursuant to a stock dividend on the Preferred Stock received by Page America Shareholders in June 1996, Metrocall acquired limited shared voting power over approximately 5,475,750 additional shares of Common Stock. As a result, Metrocall is deemed to beneficially own an aggregate of 10,503,703 shares of Common Stock, constituting 51% of the Issuer's shares deemed outstanding. The shares deemed outstanding include (i) 16,037,095 shares of Common Stock outstanding, as reported in the Issuer's quarterly report on Form 10-Q for the period ended September 30, 1996, and (ii) 4,406,577 shares of Common Stock into which the Page America Shareholders' Preferred Stock is convertible.

         (b) As stated above, Metrocall has shared voting power over 6,097,126 shares of Common Stock and 198,296 shares of Preferred Stock. As and when the Preferred Stock is converted into Common Stock, Metrocall will have shared voting power over shares of Common Stock acquired upon conversion.

         (c) Other than as set forth above, neither Metrocall nor to Metrocall's knowledge any of the persons identified in Exhibit 1 hereto or
Exhibit 1 to the Schedule 13D have effected any transaction of shares of Common Stock during the past sixty days.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit                  Description

         1                        Directors and Executive Officers of
                                  Metrocall, Inc.

         2 Amended and Restated Asset Purchase Agreement dated January 30, 1997 by and among Page America Group, Inc., Page America of New York, Inc., Page America of Illinois, Inc., Page America Communications of Indiana, Inc., and Page America of Pennsylvania, Inc. (incorporated by reference to Exhibit 2.2 of Metrocall's Registration Statement on Form S-4 filed February 5, 1997 (Commission File No. 333-21231))

SCHEDULE 13D (CONTINUED)                                       PAGE 5 OF 9 PAGES


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


Dated: February 12, 1997
                                       METROCALL, INC.


                                       By:  /s/ VINCENT D. KELLY
                                           -------------------------------------
                                           Vincent D. Kelly
                                           Chief Financial Officer and Treasurer

SCHEDULE 13D (CONTINUED)                                       PAGE 6 OF 9 PAGES

                                 Exhibit Index

Exhibit                                                                     Page

Exhibit 1:       Directors and Executive Officers of Metrocall, Inc. .......  7

Exhibit 2:       Amended and Restated Asset Purchase Agreement dated
                 January 30, 1997 by and among Page America Group, Inc., Page America of New York, Inc., Page America of Illinois, Inc., Page America Communications of Indiana, Inc., and Page America of Pennsylvania, Inc. (incorporated by reference to Exhibit 2.2 to Metrocall's Registration Statement on Form S-4 filed February 5, 1997
                 (Commission File No. 333-21231)) ..........................

SCHEDULE 13D (CONTINUED)                                       PAGE 7 OF 9 PAGES


                                   Exhibit 1

                 Directors and, Executive Officers of Metrocall, Inc.


Set forth below, with respect to each Director, Executive Officer and Trustee is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

DIRECTORS AND EXECUTIVE OFFICERS OF METROCALL, INC.:

1.               (a)      Vincent Kelly
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Chief Financial Officer, Vice President,
                          Treasurer,
                          Metrocall, Inc.
                 (d)      United States

2.               (a)      William Collins, III
                 (b)      Metrocall, Inc.
                          6677 Richmond HIghway
                          Alexandria, VA 22306
                 (c)      President, Chief Executive Officer,
                          Director and Vice Chairman of the Board
                          Metrocall, Inc.
                 (d)      United States

3.               (a)      Steven Jacoby
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Chief Operating Officer,
                          Vice President,
                          Metrocall, Inc.
                 (d)      United States

4.               (a)      Suzanne S. Brock
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Director,
                          Metrocall, Inc.
                 (d)      United States

5.               (a)      Richard M. Johnston
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Chairman of the Board and Director,
                          Metrocall, Inc.;
                          Vice President for Investments,
                          The Hillman Company
                 (d)      United States

SCHEDULE 13D (CONTINUED)                                       PAGE 8 OF 9 PAGES


6.               (a)      Harry L. Brock, Jr.
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Director,
                          Metrocall, Inc.
                 (d)      United States

7.               (a)      Francis A. Martin, III
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Director,
                          Metrocall, Inc.;
                          Chairman of the Board, President, and
                          Chief Executive Officer,
                          U.S. Media Holdings, Inc.
                 (d)      United States

8.               (a)      Ronald V. Aprahamian
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Director,
                          Metrocall, Inc.;
                 (d)      United States

9.               (a)      Ryal R. Poppa
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Director,
                          Metrocall, Inc.;
                 (d)      United States

10.              (a)      Elliott H. Singer
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Director,
                          Metrocall, Inc.;
                 (d)      United States

11.              (a)      Ray D. Russenberger
                 (b)      Metrocall, Inc.
                          6677 Richmond Highway
                          Alexandria, VA 22306
                 (c)      Director,
                          Metrocall, Inc.
                 (d)      United States

SCHEDULE 13D (CONTINUED)                                       PAGE 9 OF 9 PAGES


12.              (a)      Michael Greene
                 (b)      UBS Capital LLC
                          299 Park Avenue
                          New York, NY 10171
                 (c)      Director, Metrocall, Inc.
                          Managing Director,
                          UBS Capital LLC
                 (d)      United States